January 16, 2020

Ronny Yakov
Chief Executive Officer
The OLB Group, Inc.
200 Park Avenue
Suite 1700
New York, NY 10166

       Re: The OLB Group, Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed January 9, 2020
           File No. 333-232368

Dear Mr. Yakov:

       We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

Management, page 76

1. Please disclose the information required by Item 401 of Regulation S-K for the new director nominees, Messers. Katsiaunis, Ernst and Sternhell. Also, file consents for each director nominee. See Securities Act Rule 438.
 Ronny Yakov
FirstNameGroup, Inc.
The OLB LastNameRonny Yakov
Comapany NameThe OLB Group, Inc.
January 16, 2020
Page 2
January 16, 2020 Page 2
FirstName LastName
        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Adviser, at
(202) 551-3447 or, in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:      Barry I. Grossman